FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release related toTelefónica Chile's Shareholders' Meetings approval of payment of Final Dividend, Capital Reduction and renewal of the Board of Directors.

News Release

FOR IMMEDIATE RELEASE
For additional information, please contact
Sofía Chellew - Verónica Gaete
M. José Rodríguez - Carolyn McKenzie
Telefónica Chile	Andrea Priest / David Serry
Tel: 562-691-3867	The Global Consulting Group
Fax: 562-691-2392	Tel: 646-284-9425 / 646-2849407
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl	apriest@hfgcg.com
veronica.gaete@telefonicachile.cl	dserry@hfgcg.com
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

TELEFONICA CHILE'S SHAREHOLDERS' MEETINGS APPROVE PAYMENT OF FINAL DIVIDEND, CAPITAL REDUCTION AND RENEWAL OF THE BOARD OF DIRECTORS

Santiago, Chile April 13, 2007 Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica Chile" or the "Company") has announced that, as agreed by the Ordinary and Extraordinary Shareholders Meetings held on April 13, 2007, the Company will make the following payments to its shareholders:
	Payment date	Record date in Chile	Gross amount per share (Ch$)
Final Dividend No. 173	May 16, 2007	May 10, 2007	13.44 (**)
Capital reduction	(1)	-	51 (*)

(1) At the Extraordinary Shareholders' Meeting, it was agreed that the Board of Directors will determine the payment date.

(*) Corresponds to a capital reduction of Ch$48,815,011,335.

(**) Final Dividend. This dividend, together with interim dividend No.172, totaled 100% of 2006 net income.

In addition, due to the fact that in April 2006 a Director and his respective Alternate resigned from the Board, the Company submitted the renewal of the entire Board of Directors for shareholder approval. The members of the Board, as approved by shareholders, are as follows:

Series A Directors Series A Alternate Directors

Emilio Gilolmo López José María Alvarez-Pallete

Narcís Serra Serra Manuel Alvarez-Tronge

Andrés Concha Rodríguez Luis Cid Alonso

Fernando Bustamante Huerta Mario Vázquez

Hernán Cheyre Valenzuela Carlos Díaz Vergara

Patricio Rojas Ramos Benjamín Holmes Bierwirth

Series B Director Series B Alternate Director

Marco Colodro Hadjes Alfonso Ferrari Herrero

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer